                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                              Vertrue Incorporated
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    92534N101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2007
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

---------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 2 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  104,481
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              104,481
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    104,481
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 3 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG AMBROSE MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  417,919
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              417,919
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    417,919
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 4 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  104,481
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              104,481
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    104,481
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 5 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  522,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              522,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    522,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 6 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  522,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              522,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    522,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 7 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   522,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              522,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    522,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 8 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   522,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              522,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    522,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 9 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   522,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              522,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    522,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 10 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   522,400
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              522,400
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    522,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 11 of 23 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  $0.01 par value (the "Shares"), of Vertrue Incorporated (the "Issuer"). The address of the principal  executive  offices  of  the  Issuer  is 20  Glover  Avenue,  Norwalk,
Connecticut 06850.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This statement is filed by:

            (i)      Parche,   LLC,  a  Delaware   limited   liability   company
                     ("Parche"),   with  respect  to  the  Shares  directly  and
                     beneficially owned by it;

            (ii)     RCG Ambrose Master Fund,  Ltd., a Cayman  Islands  exempted
                     company  ("RCG  Ambrose"),   with  respect  to  the  Shares
                     directly and beneficially owned by it;

            (iii)    Admiral Advisors, LLC, a Delaware limited liability company
                     ("Admiral Advisors"), who serves as the managing manager of
                     Parche;

            (iv)     Ramius Capital  Group,  LLC, a Delaware  limited  liability company  ("Ramius  Capital"),  who serves as the investment manager of RCG  Ambrose  and as the sole  member of Admiral
                     Advisors;

            (v)      C4S & Co.,  L.L.C., a Delaware  limited  liability  company
                     ("C4S"), who serves as managing member of Ramius Capital;

            (vi)     Peter A.  Cohen  ("Mr.  Cohen"),  who  serves as one of the managing members of C4S;

            (vii)    Morgan B.  Stark  ("Mr.  Stark"),  who serves as one of the managing members of C4S;

            (viii)   Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

            (ix)     Jeffrey M. Solomon  ("Mr.  Solomon"),  who serves as one of the managing members of C4S;

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 12 of 23 Pages
----------------------                                    ----------------------

            (b) The address of the principal  office of each of Parche,  Admiral
Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon
is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The address of the principal office of RCG Ambrose is c/o Citco Fund
Services  (Cayman  Islands)  Limited,  Corporate  Center,  West Bay Road,  Grand
Cayman,  Cayman Islands,  British West Indies. The officers and directors of RCG
Ambrose and their principal  occupations and business addresses are set forth on
Schedule B and incorporated by reference in this Item 2.

            (c) The  principal  business  of each of Parche  and RCG  Ambrose is serving as a private  investment fund. Parche has been formed for the purpose of making  equity  investments  and,  on  occasion,  taking an  active  role in the management of portfolio  companies in order to enhance  shareholder  value.  The principal  business  of Admiral  Advisors  is acting as the  managing  member of
Parche.  Ramius Capital is engaged in money  management and investment  advisory services  for third  parties and  proprietary  accounts.  C4S serves as managing member of Ramius  Capital.  Mr. Cohen,  Mr.  Strauss,  Mr. Stark and Mr. Solomon
serve as co-managing members of C4S.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs.  Cohen, Stark,  Strauss, and Solomon are citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares  purchased  by Parche and RCG  Ambrose  were  purchased with the  working  capital of such  entities  (which  may,  at any given time, include  margin  loans  made by  brokerage  firms in the  ordinary  course  of business)  in  open  market  purchases.  The  aggregate  purchase  cost of the
522,400 Shares  beneficially  owned in the aggregate by the Reporting  Persons is approximately $25,162,069, including brokerage commissions.

            Certain Shares reported in this Schedule 13D as owned by Parche were acquired in private  transactions  with  various  transferors  for which  Ramius
Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of Admiral  Advisors,  which is the managing  member of Parche.  Parche acquired from such transferors an aggregate of 104,481 Shares  pre-market open on June 8,
2007 at a per Share price of $48.0000, equal to the last reported sales price on the Nasdaq National  Market on June 7, 2007, or an aggregate of $5,015,088.  The
104,481 Shares  transferred to Parche were initially acquired by the transferors for an  aggregate  of  $5,045,831  (excluding  commissions  and other  execution related costs). Such transferors had, within the 60 days prior

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 13 of 23 Pages
----------------------                                    ----------------------

to the filing of the Schedule 13D,  effected the following  transactions  in the
Shares:  04/12/07  purchased  5,000  Shares at a price  per  Share of  $46.9513;
05/21/07  purchased  10,000  Shares at a price per Share of  $48.2500;  05/23/07 purchased 51,000 Shares at a price per Share of $48.2494; and 06/01/07 purchased
8,480 Shares at a price per Share of $48.2500.

            All  purchases  of Shares  referenced  above were  funded by working capital,  which may, at any given time,  include  margin loans made by brokerage firms in the ordinary course of business.  The Reporting  Persons do not believe that the  information  contained in this paragraph is called for by the Items of
Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons  originally  purchased the Shares based on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of
Shares  desirable,  the  Reporting  Persons may endeavor to increase or decrease their position in the Issuer through,  among other things,  the purchase or sale of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

            On March 22, 2007, the Issuer  announced that it had entered into an
Agreement and Plan of Merger with Velo Holdings Inc.  ("Velo") pursuant to which
Velo will acquire through a merger  transaction (the  "Acquisition")  all of the outstanding common stock of the Issuer (other than certain specified shares) for
$48.50 per Share in cash (the "Acquisition  Price").  On May 1, 2007, the Issuer filed a  preliminary  proxy  statement on Schedule 14A with the  Securities  and
Exchange Commission, as subsequently amended on May 30, 2007, to solicit proxies from shareholders of the Issuer for the approval of the Acquisition at a special meeting of the Issuer's stockholders.

            The Reporting  Persons have reviewed the preliminary proxy materials and  other  publicly  available  filings  in  connection  with the  Issuer.  The
Reporting  Persons  believe  that  the  Acquisition  Price  is too  low  and the
Reporting  Persons  currently  intend to vote  against  the  Acquisition  at the special meeting. The Reporting Persons believe that the terms of the Acquisition do not  reflect  the  intrinsic  value of the Issuer and the  Reporting  Persons reserve all rights with regard to its  investment  in the Issuer,  including the right to seek appraisal of the fair value of the Reporting  Persons'  investment as determined by the Delaware Court of Chancery.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management,  the Board of Directors,  other shareholders of the
Issuer and other relevant  parties  concerning the  Acquisition  and potentially concerning  other matters with respect to the Reporting  Persons'  investment in the Shares, including, without limitation, the business, operations, governance,

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 14 of 23 Pages
----------------------                                    ----------------------

management,  strategy  and  future  plans of the  Issuer.  Depending  on various factors,  including,  without limitation,  the status of the Acquisition and the apparent level of shareholder  support  therefor,  the terms of any  alternative transactions that may be proposed, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the
Board of Directors,  price levels of the Shares, other investment  opportunities available to the  Reporting  Persons,  conditions in the  securities  market and general  economic  and industry  conditions,  the  Reporting  Persons may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate  including,  without limitation,  purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar  transaction  with respect to the Shares or changing their  intention with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named  herein is based upon  9,724,735  Shares  outstanding,  as of May 4, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007.

A.    Parche

      (a)   As of the date of this  filing,  Parche  beneficially  owns  104,481
            Shares.

            Percentage: 1.1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 104,481
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 104,481
            4. Shared power to dispose or direct the disposition:  0

      (c)   The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.    RCG Ambrose

      (a)   As of the date of this filing, RGC Ambrose beneficially owns 417,919
            Shares.

            Percentage: 4.3% as of the date hereof.

      (b)   1. Sole power to vote or direct vote:  417,919
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 417,919
            4. Shared power to dispose or direct the disposition: 0

      (c)   The  transactions  in the Shares by RCG  Ambrose in the past 60 days are set forth in Schedule A and are incorporated by reference.

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 15 of 23 Pages
----------------------                                    ----------------------

C.    Admiral Advisors

      (a)   As of the date of this  filing,  as the  managing  member of Parche,
            Admiral  Advisors  may be deemed  the  beneficial  owner of  104,481
            Shares owned by Parche.

            Percentage: 1.1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 104,481
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 104,481
            4. Shared power to dispose or direct the disposition: 0

      (c)   Admiral  Advisors did not enter into any  transactions in the Shares in the past 60 days. The  transactions  in the Shares in the past 60 days on behalf of Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

D.    Ramius Capital

      (a)   As of the  date  of this  filing,  as the  sole  member  of  Admiral
            Advisors,  Ramius Capital may be deemed the beneficial  owner of (i)
            104,481  Shares owned by Parche and (ii) 417,919 Shares owned by RCG
            Ambrose.

            Percentage: 5.4% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 522,400
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 522,400
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any  transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf  of Parche  and RCG  Ambrose,  which  were all in the open market,  are  set  forth  in  Schedule  A and  are  incorporated  by reference.

E.    C4S

      (a)   As of the date of this  filing,  as the  managing  member  of Ramius
            Capital,  C4S may be  deemed  the  beneficial  owner of (i)  104,481
            Shares owned by Parche and (ii) 417,919 Shares owned by RCG Ambrose.

            Percentage: 5.4% as of the date hereof.

      (b)   1. Sole power to vote or direct vote:  522,400
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 522,400
            4. Shared power to dispose or direct the disposition: 0

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 16 of 23 Pages
----------------------                                    ----------------------

      (c)   C4S did not enter into any transactions in the Shares in the past 60 days. The  transactions  in the Shares in the past 60 days on behalf of Parche and RCG Ambrose,  which were all in the open  market,  are set forth in Schedule A and are incorporated by reference.

F. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing,  as the managing members of C4S, each of Mr. Cohen,  Mr. Stark,  Mr. Strauss and Mr. Solomon may be deemed the beneficial  owner of (i) 104,481 Shares owned by Parche and (ii)
            417,919 Shares owned by RCG Ambrose.

            Percentage: 5.4% as of the date hereof.

      (b)   1. Sole power to vote or direct vote:  0
            2. Shared power to vote or direct vote:  522,400
            3. Sole power to dispose or direct the disposition:  0
            4. Shared power to dispose or direct the disposition:  522,400

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into  any  transactions  in the  Shares  in the  past 60  days.  The transactions  in the  Shares in the past 60 days on behalf of Parche and RCG Ambrose, which were all in the open market, are set forth in
            Schedule A and are incorporated by reference.

      (d)   No person  other  than the  Reporting  Persons  is known to have the right to receive,  or the power to direct the  receipt of  dividends from, or proceeds from the sale of, such shares of the Common Stock.

      (e)   Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On June 11, 2007,  Parche,  RCG Ambrose,  Admiral  Advisors,  Ramius
Capital,  C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss  (collectively,
the  "Group")   entered  into  a  Joint  Filing  Agreement  (the  "Joint  Filing
Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 17 of 23 Pages
----------------------                                    ----------------------

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint Filing Agreement by and among Parche, RCG Ambrose,  Admiral
               Advisors,  Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark
               and Mr. Strauss, dated June 11, 2007.

            2. Power of Attorney for Peter A. Cohen,  Morgan B. Stark, Thomas W.
               Strauss and Jeffrey M. Solomon, dated March 11, 2005.

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 18 of 23 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2007

PARCHE, LLC                            ADMIRAL ADVISORS, LLC

By: Admiral Advisors, LLC, its         By: Ramius Capital Group, L.L.C.,
    managing member                        its sole member

RCG AMBROSE MASTER FUND, LTD.          RAMIUS CAPITAL GROUP, L.L.C.
                                       By: C4S & Co., L.L.C.,
By: Ramius Capital Group, L.L.C.,          as managing member
its investment manager
                                       C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
----------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 19 of 23 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

  Shares of Common Stock           Price Per                  Date of
    Purchased / (Sold)              Share($)              Purchase / Sale
    ------------------              --------              ---------------

                                   PARCHE, LLC

         104,481*                   48.0000                  06/08/07

                          RCG AMBROSE MASTER FUND, LTD.

          20,000                    46.9513                  04/12/07
          40,000                    48.2500                  05/21/07
         204,000                    48.2494                  05/23/07
          33,920                    48.2500                  06/01/07

----------------
* Shares were  acquired in private  transactions  with various  transferors  for which  Ramius  Capital  Group,  LLC or an  affiliate  serves  as the  investment manager, the managing member or the managing member of the investment manager.

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 20 of 23 Pages
----------------------                                    ----------------------

SCHEDULE B

             DIRECTORS AND OFFICERS OF RCG AMBROSE MASTER FUND, LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Mark Mitchell               Partner of Ramius Capital   666 Third Avenue
Director                    Group, LLC                  26th Floor
                                                        New York, New York 10017

Morgan B. Stark             Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 21 of 23 Pages
----------------------                                    ----------------------

EXHIBIT INDEX

      Exhibit                                                        Page
      -------                                                        ----

1.    Joint Filing  Agreement by and among  Parche,  RCG Ambrose,
      Admiral  Advisors,  Ramius  Capital,  C4S, Mr.  Cohen,  Mr.
      Solomon, Mr. Stark and Mr. Strauss, dated June 11, 2007.        22

2.    Power of  Attorney  for Peter A.  Cohen,  Morgan B.  Stark,
      Thomas W. Strauss and Jeffrey M.  Solomon,  dated March 11,
      2005.                                                           23

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 22 of 23 Pages
----------------------                                    ----------------------

                      JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated June 11, 2007  (including amendments  thereto)  with respect to the Common Stock of Vertrue  Incorporated.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: June 11, 2007

PARCHE, LLC                            ADMIRAL ADVISORS, LLC

By: Admiral Advisors, LLC, its         By: Ramius Capital Group, L.L.C.,
    managing member                        its sole member

RCG AMBROSE MASTER FUND, LTD.          RAMIUS CAPITAL GROUP, L.L.C.
                                       By: C4S & Co., L.L.C.,
By: Ramius Capital Group, L.L.C.,          as managing member
its investment manager
                                       C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
----------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 23 of 23 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss and Jeffrey M. Solomon,  or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities  and Exchange  Commission any  Schedule  13D,  Schedule  13G,  any  amendments  thereto  and  any  related documentation  which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly  beneficially owned by Ramius
Capital  Group,   LLC  or  any  of  its  affiliates,   and  granting  unto  said
attorney-in-fact  and agent full power and  authority to do and perform each and every act and thing which he might or could do in person,  hereby  ratifying and confirming all that said  attorney-in-fact and agent may lawfully do or cause to be done by virtue  hereof.  The  authority  of Peter A. Cohen,  Morgan B. Stark,
Thomas W. Strauss and Jeffrey M.  Solomon,  or any of them,  under this Power of
Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                            /s/ Peter A. Cohen
                            -----------------------------------------
                            Peter A. Cohen

                            /s/ Morgan B. Stark
                            -----------------------------------------
                            Morgan B. Stark

                            /s/ Jeffrey M. Solomon
                            -----------------------------------------
                            Jeffrey M. Solomon

                            /s/ Thomas W. Strauss
                            -----------------------------------------
                            Thomas W. Strauss